Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Earnings before income taxes and accounting changes	$431	$6,510	$6,075	$4,922	$4,370
Add: Interest expense	246	211	172	149	121
Add: Interest factor in rental expense	296	304	281	253	244

Total earnings	$973	$7,025	$6,528	$5,324	$4,735

Fixed charges:
Interest expense	$246	$211	$172	$149	$121
Interest capitalized	67	48	32	25	25
Interest factor in rental expense	296	304	281	253	244

Total fixed charges	$609	$563	$485	$427	$390

Ratio of earnings to fixed charges	1.6	12.5	13.5	12.5	12.1